SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ON RELATED PARTY TRANSACTIONS

Contents

1.     RLAM Naphtha Supply Agreement

2.     REFAP Naphtha Supply Agreement

3.     Naphtha Supply Option Agreement

4.     Amendment to TEDUT Transportation and Handling Agreement

5.     Amendment to TEDUT Lease Agreement

6.     Amendment to REFAP Space Assignment Agreement

1.     RLAM Naphtha Supply Agreement

Parties	Braskem S.A. (“Braskem”) and Petróleo Brasileiro S.A. (“Petrobras”)
Relationship with the issuer	Petrobras holds a 47.03% interest in the voting capital and a 36.15% interest in the total capital of Braskem.
Purpose	Purchase and sale of petrochemical naphtha.
Key terms and conditions

Agreement for sales volume of 450 ktons per year of petrochemical naphtha by the Landulpho Alves Refinery (RLAM) with delivery to Braskem's industrial unit in Bahia, at the price of 100% of the international Amsterdam, Rotterdam and Antwerp (ARA) reference, with duration from 12/23/2020 to 12/31/2025.

The agreement envisages the possibility of negotiating additional volumes between the parties within certain parameters and liabilities for volumes not delivered or not received, as well as the possibility of the transfer, by Petrobrás, of the agreement to a legal entity that succeeds it in the ownership of the Landulpho Alves Refinery (RLAM).

The agreement may be terminated in the following situations: (i) nonperformance of any condition of the agreement that has not been remedied within 30 days by the other party; (ii) transfer of the rights and obligations of the agreement to contractors without consent; (iii) pledging of guarantees to third parties arising from the agreement; (iv) occurrence of a force majeure event; (v) dissolution or corporate change of any of the parties; (vi) cancellation of authorization granted by the government for the exercise of the activity; (vii) adjudication of bankruptcy or court-supervised reorganization without the pledging of guarantees by the seller; (viii) violation of Brazilian law.

Date of execution of the agreement	June 8, 2020
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer

Petrobras, its partners or managers have not participated in Braskem’s decision process or negotiation of the transaction, with the directors appointed by Petrobras abstaining from voting on the operation at the relevant Braskem's Board of Directors Meeting.

Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment	It involves the purchase of petrochemical naphtha at international reference prices (ARA).

2.     REFAP Naphtha Supply Agreement

Parties	Braskem S.A. (“Braskem”) and Petróleo Brasileiro S.A. (“Petrobras”)
Relationship with the issuer	Petrobras holds a 47.03% interest in the voting capital and a 36.15% interest in the total capital of Braskem.
Purpose	Purchase and sale of petrochemical naphtha.
Key terms and conditions

Agreement for sales volume of 200 kton per year of petrochemical naphtha by the Alberto Pasqualini Refinery (REFAP) with delivery to Braskem's industrial unit in Rio Grande do Sul, at the price of 100% of the international Amsterdam, Rotterdam and Antwerp (ARA) reference, with duration from 12/23/2020 to 12/31/2025.

The agreement envisages the possibility of negotiating additional volumes between the parties within certain parameters and liabilities for volumes not delivered or not received, as well as the possibility of the transfer, by Petrobrás, of the agreement to the legal entity that succeeds it in the ownership of the Alberto Pasqualini Refinery (RLAM).

The agreement may be terminated in the following situations: (i) nonperformance of any condition of the agreement that has not been remedied within 30 days by the other party; (ii) transfer of the rights and obligations of the agreement to contractors without consent; (iii) pledging of guarantees to third parties arising from the agreement; (iv) occurrence of a force majeure event; (v) dissolution or corporate change of any of the parties; (vi) cancellation of the authorization granted by the government for the exercise of the activity; (vii) adjudication of bankruptcy or court-supervised reorganization without the pledging of guarantees by the seller; (viii) violation of Brazilian law.

Date of execution of the agreement	June 8, 2020
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer

Petrobras, its partners or managers have not participated in Braskem’s decision process or negotiation of the transaction, with the directors appointed by Petrobras abstaining from voting on the operation at the relevant Braskem's Board of Directors Meeting.

Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment	It involves the purchase of petrochemical naphtha at international reference prices (ARA), with no premium or discount.

3.     Naphtha Supply Option Agreement

Parties	Braskem S.A. (“Braskem”) and Petróleo Brasileiro S.A. (“Petrobras”)
Relationship with the issuer	Petrobras holds a 47.03% interest in the voting capital and a 36.15% interest in the total capital of Braskem.
Purpose	Purchase and sale of petrochemical naphtha.
Key terms and conditions

Option for the sale of up to 2,850,000 tons of petrochemical naphtha by Petrobras with the obligation of the purchase by Braskem at the price of 100% of the international Amsterdam, Rotterdam and Antwerp (ARA) reference, with duration from 1/1/2021 to 12/31/2025.

The agreement envisages that Petrobras will have the option of delivering up to 2,050,000 tons per year to Braskem's industrial unit in Bahia and up to 800,000 tons per year to its industrial unit in Rio Grande do Sul, with the advance determination semiannually of the volumes to be delivered.

The agreement envisages the possibility of the negotiation of additional volumes between the parties within certain parameters and liabilities for volumes not delivered or not received.

The agreement may be terminated in the following situations: (i) nonperformance of any condition of the agreement that has not been remedied within 30 days by the other party; (ii) transfer of the rights and obligations of the agreement to contractors without consent; (iii) pledging of guarantees to third parties arising from the agreement; (iv) occurrence of a force majeure event; (v) dissolution or corporate change of any of the parties; (vi) cancellation of the authorization granted by the government for the exercise of the activity; (vii) adjudication of bankruptcy or court-supervised reorganization without the pledging of guarantees by the seller; (viii) violation of Brazilian law.

Date of execution of the agreement	June 8, 2020
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer

Petrobras, its partners or managers have not participated in Braskem’s decision process or negotiation of the transaction, with the directors appointed by Petrobras abstaining from voting on the operation at the relevant Braskem's Board of Directors Meeting.

Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment

It involves an option for the sale of petrochemical naphtha by Petrobras to Braskem at international reference prices (ARA), with no premium or discount. If the sale option is exercised by Petrobras, the price is pegged to international references in the same way as Braskem's other purchase options.

4.     Amendment to TEDUT Transportation and Handling Agreement

Parties	Braskem S.A. (“Braskem”) and Petrobras Transporte S.A. – Transpetro (“Transpetro”)
Relationship with the issuer	Transpetro is a wholly owned subsidiary of Petróleo Brasileiro - Petrobras S.A., which in turn holds a 47.03% interest in the voting capital and a 36.15% interest in the total capital of Braskem.
Purpose

Rendering of vessel loading and unloading services using the single point mooring system, and storage of products, both located at the Almirante Dutra Terminal (TEDUT), and pipeline transportation via OSCAN 16 II, which connects TEDUT to the Alberto Pasqualini Refinery (REFAP).

Key terms and conditions

Amendment to add forty-four (44) months to the initial agreement, resulting in a total term of sixty-eight (68) months, starting on November 1, 2018 and ending on June 30, 2024, which may be terminated by means of notification of the other Party, in the event of any of the situations stipulated in the agreement.

The original agreement was filed with the CVM in November 2018.

Date of execution of the agreement	June 8, 2020
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer

Petrobras, its partners or managers have not participated in Braskem’s decision process or negotiation of the transaction, with the directors appointed by Petrobras abstaining from voting on the operation at the relevant Braskem's Board of Directors Meeting.

Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment

Given the proximity of the expiration of the current agreement in force for feedstock logistics for the Triunfo Complex and the negotiation of the feedstock supply agreement with Petrobras, Braskem renewed the contractual conditions with Transpetro to enable logistical access to the naphtha. In addition, Transpetro owns the ship unloading single point mooring buoy in Tramandaí, as well as a significant part of the storage tanks, which is why it is the only existing supplier for this service.

5.     Amendment to TEDUT Lease Agreement

Parties	Braskem S.A. (“Braskem”) and Petrobras Transporte S.A. – Transpetro (“Transpetro”)
Relationship with the issuer	Transpetro is a wholly owned subsidiary of Petróleo Brasileiro - Petrobras S.A., which in turn holds a 47.03% interest in the voting capital and a 36.15% interest in the total capital of Braskem.
Purpose	Lease of the OSCAN 16 pipeline and storage tanks located in the Almirante Dutra Terminal (TEDUT).
Key terms and conditions

Amendment to add forty-four (44) months to the initial agreement, resulting in a total term of sixty-eight (68) months, starting on November 1, 2018 and ending on June 30, 2024, which may be terminated by means of notification of the other Party, in the event of any of the situations stipulated in the agreement.

The original agreement was not submitted to the CVM as it did not meet the required criteria.

Date of execution of the agreement	June 8, 2020

Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer

Petrobras, its partners or managers have not participated in Braskem’s decision process or negotiation of the transaction, with the directors appointed by Petrobras abstaining from voting on the operation at the relevant Braskem's Board of Directors Meeting.

Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment

Given the proximity of the expiration of the current agreement in force for feedstock logistics for the Triunfo Complex and the negotiation of the feedstock supply agreement with Petrobras, Braskem renewed the contractual conditions with Transpetro to enable logistical access to the naphtha. In addition, Transpetro owns the ship unloading single point mooring buoy in Tramandaí, as well as significant stake of the storage tanks, which is why it is the only existing supplier for this service.

6.     Amendment to REFAP Space Assignment Agreement

Parties	Braskem S.A. (“Braskem”) and Petróleo Brasileiro S.A. – Petrobras (“Petrobras”)
Relationship with the issuer	Petrobras holds a 47.03% interest in the voting capital and a 36.15% interest in the total capital of Braskem.
Purpose	Assignment of 80,000 m³ of space for storing products owned by Braskem in storage tanks at the Alberto Pasqualini Refinery (REFAP).
Key terms and conditions

Amendment to add sixty-two (62) months to the initial agreement, resulting in a total term of eighty-six (86) months, starting on November 1, 2018 and ending on December 31, 2025, which may be terminated by simple written notice submitted to the other Party, in the event of any of the situations stipulated in the agreement.

The original agreement was filed with the CVM in November 2018.

Date of execution of the agreement	June 8 and 9, 2020
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer

Petrobras, its partners or managers have not participated in Braskem’s decision process or negotiation of the transaction, with the directors appointed by Petrobras abstaining from voting on the operation at the relevant Braskem's Board of Directors Meeting.

Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment

Given the proximity of the expiration of the current agreement in force for feedstock logistics for the Triunfo Complex and the negotiation of the feedstock supply agreement with Petrobras, Braskem renewed the contractual conditions with Petrobras to enable logistical access to the naphtha. Moreover, in the logistics system for supplying the issuer's Industrial Unit in Triunfo, the Alberto Pasqualini Refinery is an indispensable part of the model that makes the inbound logistics of the product possible, which is why for this service it is the only existing supplier.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.